UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc
(Registrant)

Date: March 14, 2014	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

14 March 2014

CSR plc

Release of Annual Report and Filing of Annual Report on Form 20-F

for the 52 week period ended 27 December 2013

CSR plc (the “Company”) has mailed to shareholders its Annual Report and Financial Statements for the 52 week period ended 27 December 2013, together with the Notice of Annual General Meeting to be held on Wednesday 21 May 2014 at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY.

A copy of the Annual Report has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

The Company will file today with the United States Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the 52 week period ended 27 December 2013.

SEC filings may be accessed through the SEC’s EDGAR database at www.sec.gov

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer	Tel: +44 (0) 1223 692 000
Jeff Torrance, Director Investor Relations

FTI Consulting

James Melville-Ross	Tel: +44 (0) 20 7831 3113
Jon Snowball